Jordan K. Thomsen Vice President and Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street, Newark, NJ 07102 (973) 802-4193 Jordan.Thomsen@prudential.com

March 26, 2019

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pruco Life Variable Universal Account
Pruco Life of New Jersey Variable Appreciable Account
Pruco Life Insurance Company
Pruco Life Insurance Company of New Jersey
Initial Registration Statements on Form N-6
Filing Nos: 333-229276; 333-229277

Dear Mr. Zapata:

The purpose of this correspondence is to respond to Staff comments received on March 15, 2019. The Staff’s comments (with specific page number references) relate to the prospectus that was filed on January 16, 2019, for Pruco Life Insurance Company’s Pruco Life® Custom Premier II N-6 registration statement (File No. 333-229276). We are responding to these comments with the understanding that the same comments and responses apply to corresponding portions of the registration statement under file number 333-229277, filed on the same date by Pruco Life Insurance Company of New Jersey.

Upon satisfaction of our revisions and/or further comment, we plan to file pre-effective amendments for the N-6 registration statements that will include revised disclosures, required exhibits, company and separate account financial statements, and a letter requesting acceleration of the effective date of these registration statements. The pre-effective amendments will also include updated fee information, certain non-substantive changes, and other disclosure changes consistent with changes being made to other prospectuses in connection with the 2019 registration statement update season.

If the Staff has any further comments, we would appreciate if those could be provided by Tuesday, April 2, 2019, so that this registration statement can be declared effective prior to our product launch deadline of May 1, 2019.

The Staff’s comments and our responses are below.

1. Summary of the Contract (p. 1)

a.
Please add additional disclosure to the summary explaining the availability of the S&P 500 Indexed Account and that this option is described in a prospectus supplement available through certain distribution channels.

Response: The Company has added the requested disclosure, as follows:

Investment Choices - You may choose to allocate your net premiums and earnings to one or more of the available Variable Investment Options, our Fixed Rate Option, or our S&P 500® Indexed Account option, which is available as a rider to this Contract and described in a supplement to this prospectus. The S&P 500® Indexed Account option is not available through all brokers. You may change the way in which subsequent premiums are allocated. You may transfer money among your investment choices, subject to restrictions. In addition, you may use our dollar cost averaging feature or our automatic rebalancing feature.

2. Summary of Charges and Expenses (pp. 2-4)

a.
Transaction and Optional Rider Fees. The registrant discloses a premium based administrative charge as a line item in Table 1. Such administrative charge is later defined on page 13 as comprised of state and federal premium tax charges. Please define the charges in the fee table as premium tax charges.

Response: The Company has added the requested definition, as follows:

Premium Based Administrative Charge (Charge for state and federal premium taxes and other charges that are based on premiums.)

b.
Periodic Contract and Optional Rider Charges. If there is any administrative or other charge for the S&P 500 Indexed Account Rider, please include a line item for such charge in Table 1. If such charge is listed, please explain the purpose of this charge. Explain supplementally whether such a fee is charged for indexed account options in other Pruco contracts.

Response: There is no charge. This is explained in the first paragraph of the supplemental rider. This is Pruco’s only variable life contract that offers an indexed account option.

c.	Please confirm that the representative insured noted in the fee tables represent the age or classification with the greatest number of expected contracts. See Form N-6, Item 3, instr. 3(b)(i).

Response: The Company hereby confirms that the representative insured noted in the fee tables represent the age or classification with the greatest number of expected contracts.

d.	Please add a footnote to the net interest on loans entry noting - as stated on page 39 - that after the 10th Contract Anniversary, all new and existing loans will be considered preferred loans.

Response: The requested language has been added in a footnote, as follows:

The net interest on loans reflects the net difference between a standard loan with an effective annual interest rate of 2% and an effective annual interest credit equal to 1%. Preferred loans are charged a lower effective annual interest rate. All loans are standard loans during the first 10 Contract Years. All new and existing loans will be considered preferred loans on and after the 10th Contract Anniversary.

e.
Please confirm to the staff that the Total Annual Fund Operating Expenses table for the underlying funds includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more “Acquired Funds” calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

Response: The Company hereby confirms that the Total Annual Fund Operating Expenses table for the underlying funds includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more “Acquired Funds” calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A

3. S&P 500 Indexed Account Rider (p. 15)

a.
On page fifteen, the registrant states that available riders include the S&P 500 Indexed Account Rider and that this rider is only available by prospectus supplement. In this supplement, the registrant states this indexed account rider is not registered with the Commission. Please include disclosure in the prospectus rider section explaining - as discussed in the supplement itself - that the S&P 500 Indexed Account Rider is not registered with the Commission and the basis for not registering.

Response: Clarifying language has been added, as follows:

S&P 500® Indexed Account Rider, which is an investment option under the Contract described in a supplement to this prospectus. We believe that there are sufficient insurance elements and guarantees with respect to interests in the Indexed Account and Fixed Holding Account to qualify for an exemption from registration under the federal securities laws under Section 3(a)(8) of the Securities Act of 1933 and Section 989J(a)(1)-(3) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Therefore, interests in the Indexed Account and Fixed Holding Account under the Contract have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, interests in the Indexed Account and Fixed Holding Account are not subject to the provisions of these Acts. Any inaccurate or misleading disclosure regarding the Indexed Account and Fixed Holding Account is subject to certain generally applicable provisions of federal securities laws. This rider (and the supplement) is not available through all brokers.

b.
The registrant also states that the S&P 500 Indexed Account Rider is “only available by and described in a supplement to this prospectus.” This language is confusing. Please redraft this disclosure to explain that this rider is an option under this contract but that it is only available through certain broker channels.

Response: This language has been redrafted and clarified, as described in response 3.a.

6. Accelerated Death Benefit (p. 18)

Please include plain English disclosure of what is meant by “Reduction Factor” prior to using the term in the formula presented on page eighteen.

Response: Footnote 2 on p. 17 has been redrafted in plain English to explain the Reduction Factor, as follows:

As reflected in the reduction factor formula below, the Basic Insurance Amount, Contract Fund, surrender charges, and any outstanding Contract Debt will be reduced in the same proportion as the Death Benefit is reduced by each Benefit Payment.

7. Overloan Protection Rider (p. 20)

The registrant refers to Type A, B, and C Death Benefits without any context. Please provide more precise labels for these variants of Death Benefits. Consider names such as: Fixed Death Benefit (Type A), Variable Death Benefit (Type B), and Return of Premium Death Benefit (Type C).

Response: Clarifying language has been added, as follows:

If you have a Type B (variable) or Type C (return of premium) Death Benefit, we will change it to a Type A (fixed) Death Benefit. You will no longer be permitted to make Death Benefit changes as long as your Contract remains in force under the Overloan Protection Rider. The Basic Insurance Amount will be set equal to the Death Benefit at the time the rider is exercised. From that point onward, the Death Benefit will be the greater of the Type A Death Benefit and the amount of the Contract Debt multiplied by the Attained Age factor that applies. The Attained Age factors are shown in your Contract. See Types Of Death Benefit and Tax Treatment Of Contract Benefits.

7. Decreases In Basic Insurance Amount (p. 36)

Please give examples of reasons that a policy holder may want to decrease his or her Basic Insurance Amount of their contract.

Response: Policyholders may decide to decrease the Basic Insurance Amount for a variety of reasons due to changes in their personal/family or financial circumstances, so they may need less coverage, or they may want to lower future premium payments. We would prefer the wide range of reasons be discussed with their agents rather than as part of a disclosure given the individualized nature of why someone may want to decrease the Basic Insurance Amount.

8. S&P 500 Indexed Account Rider Supplement

a.
(p. 1) In the introduction to the supplement, the registrant states that: “This investment option is only available by this supplement to the prospectus.” This language is confusing. Please redraft this disclosure to explain that this rider is an option under this contract but that it is only available through certain broker channels.

Response: This language has been clarified, as follows:

This supplement provides for an additional rider to the Contract called the S&P 500® Indexed Account Rider. This rider provides for the addition of an investment option - the S&P 500® Indexed Account. This rider may not be available through all brokers. There is no charge for this rider and it may be added after Contract issuance.

b.	(p. 3) About the S&P 500 Indexed Account and Fixed Holding Account. The registrant opens this section by stating that “[a]amount in the Indexed Account and Fixed Holding Account become part of our general account.” Please expand on this sentence to explain what becoming part of the general account entails including the timing of when such amounts become part of the general account.

Response: Language has been added clarifying that Amounts in the Indexed Account and Fixed Holding Account are held as part of our general account (they do not “become” part of the general account at a certain point in time), as follows. The remainder of the existing paragraph explains how funds in the general account are treated. Similar language in the prospectus regarding the Fixed Rate Option has also been updated for clarity.

Supplement: Amounts in the Indexed Account and Fixed Holding Account are part of our general account. The general account consists of all assets owned by us other than those in the Separate Account and in other separate accounts that have been or may be established by us. Subject to applicable law, we have sole discretion over the investment of the general account assets, and Contract Owners do not share in the investment experience of those assets. Instead, we guarantee that the part of the Contract Fund allocated to the Indexed Account and Fixed Holding Account will accrue interest as explained further in the section of this supplement entitled INVESTING THROUGH THE S&P 500 INDEXED ACCOUNT. All guarantees are based on our claims paying ability and financial strength.

Prospectus: The Fixed Rate Option - You may choose to allocate, initially or by transfer, all or part of your Contract Fund to the Fixed Rate Option. Amounts in the Fixed Rate Option are part of our general account. The general account consists of all assets owned by us other than those in the Account and in other separate accounts that have been or may be established by us. Subject to applicable law, we have sole discretion over the investment of the general account assets, and Contract Owners do not share in the investment experience of those assets. Instead, we guarantee that the part of the Contract Fund allocated to the Fixed Rate Option will accrue interest daily at an effective annual rate that we declare periodically, but not less than an effective annual rate of 1%. We are not obligated to credit interest at a rate higher than an effective annual rate of 1%, although we may do so. The fulfillment of our guarantee under this benefit is dependent on our claims paying ability and financial strength.

9. Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this amendment.

Response: Financial statements will be included in Part B - Statement of Additional Information, which will be filed, along with any other exhibits or required disclosure required in Part C, in a pre-effective amendment to the registration statements.

Please call me at (973) 802-4193 if you have any questions.

Sincerely,

Pruco Life Insurance Company

By: /s/ Jordan K. Thomsen
Jordan K. Thomsen
Vice President, Corporate Counsel

via EDGAR